Exhibit 99.1

Consent of Fasken Martineau DuMoulin LLP

November 4, 2025

We hereby consent to the reference to our name on the face page and under the headings “Documents Filed as Part of the Registration Statement”, “Legal Matters,” and “Interests of Experts” and to the reference to our name and use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations,” in the prospectus supplement dated November 4, 2025 relating to the issuance by Electrovaya Inc. of common shares, which forms part of the Registration Statement on Form F-10 (File No. 333- 278139).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

“Fasken Martineau DuMoulin LLP”